Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 Tel. 212.309.6000 Fax: 212.309.6001 www.morganlewis.com Richard F. Morris Partner 212.309.6650 richard.morris@morganlewis.com

November 12, 2014

VIA EDGAR

Amy W. Miller

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Reality Shares ETF Trust, File Nos. 333-192288 and 811-22911

Dear Ms. Miller:

On behalf of our client, Reality Shares ETF Trust (the “Trust” or “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during telephone conversations on August 8, 2014 and October 8, 2014, regarding the Trust’s Pre-Effective Amendment No. 3 (“Pre-Effective Amendment No. 3”) to its Registration Statement on Form N-1A (the “Registration Statement”).

Pre-Effective Amendment No. 3 was filed with the SEC on July 3, 2014 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended, to respond to Staff comments on the Trust’s Pre-Effective Amendment No. 2 to its Registration Statement and to make certain other changes with respect to the following three (3) series of the Registrant: the Reality Shares NASDAQ-100 DIVS Index ETF, Reality Shares DIVS Index ETF (together with the Reality Shares NASDAQ-100 DIVS Index ETF, the “Index Funds”) and Reality Shares DIVS ETF (the “Active Fund” and together with the Index Funds, the “Funds” and each, a “Fund”).

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Funds’ Prospectus and/or Statement of Additional Information (“SAI”) included as part of Pre-Effective Amendment No. 3.

Almaty   Beijing   Boston   Brussels   Chicago   Dallas   Dubai    Frankfurt   Harrisburg   Houston   Irvine   London   Los Angeles   Miami

Moscow   New York   Palo Alto   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Tokyo   Washington   Wilmington

Amy W. Miller

Securities and Exchange Commission

November 12, 2014

PROSPECTUS

Investment Objective

1.

Comment.        (a) Please revise the Reality Shares NASDAQ-100 DIVS Index ETF’s investment objective to read: “The investment objective of the Reality Shares NASDAQ-100 DIVS Index ETF (the “Fund”) is to track the Reality Shares NASDAQ-100 DIVS Index.” (b) Please revise the Reality Shares DIVS Index ETF’s investment objective to read: “The investment objective of the Reality Shares DIVS Index ETF (the “Fund”) is to track the Reality Shares DIVS Index.” Please also make corresponding revisions to any reference to the Funds’ investment objectives in their respective Principal Investment Strategies disclosure.

Response.         The Index Funds have been removed from the Registration Statement.

Principal Investment Strategies

2.

Comment.        At the beginning of each Fund’s Principal Investment Strategies disclosure, please include additional language and a diagram to explain how the Fund uses put and call option combinations to isolate the value of dividend payments reflected in the Fund’s options.

Response.         The requested changes have been made with respect to the Active Fund.

3.	Comment. Please consider adding sub-headings to each Fund’s Principal Investment Strategies disclosure.

Response.         The requested changes have been made with respect to the Active Fund.

4.	Comment. Please delete the last sentence in the first paragraph of each Index Fund’s Principal Investment Strategies disclosure.

Response.         The Index Funds have been removed from the Registration Statement.

5.

Comment.        Please consider revising the first and/or second paragraph(s) of each Fund’s Principal Investment Strategies disclosure to make the transition between the first and second paragraphs clearer to investors.

Response.         The requested changes have been made with respect to the Active Fund.

6.

Comment.        In the first sentence in the second paragraph of each Fund’s Principal Investment Strategies disclosure, please: (a) replace the word “solely” with “primarily;” and (b) consider revising the sentence to convey that investment returns are based on the change in the value of expected dividend payments.

Response.         This paragraph has been deleted in its entirety in response to Comment 2.

Amy W. Miller

Securities and Exchange Commission

November 12, 2014

7.

Comment.        Please add “implied by option prices” between the words “payments” and “reflected” in each of the second and third sentences in the second paragraph of each Fund’s Principal Investment Strategies disclosure.

Response.         This paragraph has been deleted in its entirety in response to Comment 2.

8.	Comment. Please set the text next to the bullet points in the third paragraph of each Fund’s Principal Investment Strategies disclosure in bold type.

Response.         The requested changes have been made with respect to the Active Fund.

9.	Comment. Please insert the following three bullet points immediately before the existing bullet points in the third paragraph of each Fund’s Principal Investment Strategies disclosure:

•

The investment returns for the Fund will be positive only if the actual future growth in dividends exceeds the expected growth in dividends as reflected in the market prices at which the Fund buys and sells the option contracts that are used to implement the Fund’s investment strategy.

•

However, if the actual future growth in dividends equals the expected growth in dividends as reflected in the market prices at which the Fund buys and sells the option contracts that are used to implement the Fund’s investment strategy, the Fund will have a zero rate of return, excluding fees and transaction costs, even though actual dividends may have grown during the holding period of this investment.

•

Furthermore, if the actual future growth in dividends is below the expected growth in dividends as reflected in the market prices at which the Fund buys and sells the option contracts that are used to implement the Fund’s investment strategy, the Fund will have a negative rate of return, even though actual dividends may have some positive growth.

Response.         The Registrant respectfully requests to include the following modified bullet point disclosure:

•

The Fund generally will have a positive rate of return if the actual future growth in dividends exceeds the expected growth in dividends as reflected in the market prices at which the Fund buys and sells the option contracts that are used to implement the Fund’s investment strategy.

•

The Fund generally will have a zero rate of return, excluding fees and transaction costs, if the actual future growth in dividends equals the expected growth in dividends as reflected in the market prices at which the Fund buys and sells the option contracts that are used to implement the Fund’s investment strategy, even though actual dividends may have grown during the holding period of this investment.

Amy W. Miller

Securities and Exchange Commission

November 12, 2014

•

The Fund generally will have a negative rate of return if the actual future growth in dividends is below the expected growth in dividends as reflected in the market prices at which the Fund buys and sells the option contracts that are used to implement the Fund’s investment strategy, even though actual dividends may have grown during the holding period of this investment.

10.	Comment. Please insert the following bullet point immediately before or after the second existing bullet point in the third paragraph of each Index Fund’s Principal Investment Strategies disclosure:

•	This product is not appropriate for buy and hold investors and needs to be reevaluated periodically.

Response.         The Index Funds have been removed from the Registration Statement.

11.	Comment. The Staff would not object to the removal of the discussion of options contracts that appears in the fifth and sixth paragraphs of each Fund’s Principal Investment Strategies disclosure.

Response.         The Registrant believes that the substance of the referenced paragraphs provides useful information to investors and respectfully has determined to keep the disclosure. However, the disclosure has been moved within the Principal Investment Strategies section in connection with new disclosure added in response to the Staff’s other Comments.

12.

Comment.        The Registrant’s response to Comment 1 should be sufficient such that references to “expected dividend value” in the first sentence of the seventh paragraph of each Fund’s Principal Investment Strategy disclosure are clarified.

Response.         The referenced paragraph has been deleted in its entirety in response to the Staff’s other Comments.

13.

Comment.        (a) Please replace the three bullet points disclosed after the eighth paragraph of each Index Fund’s and after the ninth paragraph of the Active Fund’s Principal Investment Strategy disclosure with graphical representations of how each Fund will perform when (i) actual dividends grow but are below dividend expectations reflected in the prices of the Fund’s options contracts, (ii) actual dividends grow and exceed dividend expectations reflected in the prices of the Fund’s options contracts, and (iii) actual and implied dividends decline. (b) Consider replacing the preceding paragraph of this section with a brief introductory paragraph to each chart, or, in the alternative, remove references to “expected dividend value included in” the prices of the Funds’ option contracts in order to simplify the disclosure.

Response.        (a) The requested changes have been made with respect to the Active Fund. (b) The requested changes have been made with respect to the Active Fund.

Amy W. Miller

Securities and Exchange Commission

November 12, 2014

14.

Comment.        Please set the following clause in the penultimate sentence of the seventh paragraph of each Index Fund’s and the eighth paragraph of the Active Fund’s Principal Investment Strategies disclosure in bold type: “and are treated for tax purposes as capital gains or losses, as applicable.” If such paragraph will be deleted in response to Comment 9, please move such sentence to a new third bullet point in the third paragraph of the same section.

Response.         The requested text has been set in bold type and moved to a new third bullet point in the twelfth paragraph (formerly the third paragraph) of the same section for the Active Fund.

15.

Comment.        Please confirm whether the Funds will invest in individual securities as a principal investment strategy. If the Funds will not, please delete any references to investments in individual securities.

Response.         The Active Fund will invest in individual securities to the extent it is consistent with their investment objectives and strategies and permitted by their exemptive relief. Accordingly, references to investments in individual securities have not been removed.

16.	Comment. If interest rate changes may have a significant impact on Fund returns, please disclose as such.

Response.         Additional disclosure regarding interest rates has been added.

17.	Comment. Please discuss in greater detail the manner in which the Adviser intends to invest the Active Fund’s assets among the various instruments in which it is permitted to invest.

Response.         The requested change has been made.

Principal Risks

18.

Comment.        For each Fund, please add disclosure relating to: (a) volatility risk relating to the options contracts held by the Fund, (b) liquidity risk relating to the options held by the Fund, and (c) any risks related to special dividends being excluded from the price of the options contracts held by the Fund.

Response.         (a) The requested change has been made with respect to the Active Fund. (b) The requested change has been made with respect to the Active Fund. (c) The requested change has been made with respect to the Active Fund.

19.

Comment.        For the Reality Shares NASDAQ-100 DIVS Index ETF, please add disclosure describing the risk related to the dividends paid on ten NASDAQ-100 Securities accounting for approximately 75% of the value of actual dividends paid on all NASDAQ-100 Securities.

Response.         The Index Funds have been removed from the Registration Statement.

Amy W. Miller

Securities and Exchange Commission

November 12, 2014

20.

Comment.        Please provide additional disclosure describing the effect of changes in interest rates on a Fund’s returns (i.e., discuss how a Fund is expected to perform if interest rates increase or decrease).

Response.         The requested change has been made with respect to the Active Fund.

21.	Comment. Consider adding language to the “Use of Derivatives Risk” disclosure that states that the Fund will not borrow money to produce leverage.

Response.         The requested change has been made with respect to the Active Fund.

More Information About the Funds’ Principal Risks

22.	Comment. In the “Dividend Payout Risk” disclosure, please clarify that the Funds’ performance is dependent upon expected dividends and not actual dividends.

Response.         The requested change has been made.

23.	Comment. In the “Interest Rate Risk” disclosure, please discuss in greater detail why the Funds are subject to interest rate risk based upon their principal investment strategies.

Response.         The requested change has been made.

24.	Comment. In the “ETF Shares Trading Risk” disclosure, consider discussing the relationship between each Fund’s intraday indicative value and its NAV.

Response.         The requested change has been made.

Investment Adviser, Portfolio Manager and Index Provider

25.

Comment.        Please insert the following disclosure as the under the sub-heading “Index Provider”: “Each Benchmark Index is governed by a published, rules-based methodology. The Index Provider may change the methodology at any time in its sole discretion without regards to the needs of any Fund or Fund shareholders, and such changes to the methodology of a Benchmark Index will be publicly disclosed at the Funds’ website www.realityshares.com prior to implementation.”

Response.         The Index Funds have been removed from the Registration Statement.

Taxes

26.	Comment. Consider removing the fourth full paragraph under this section if the Funds will not invest in individual securities as a principal investment strategy.

Amy W. Miller

Securities and Exchange Commission

November 12, 2014

Response.        Since the Fund may invest in individual securities, the Registrant has determined not to remove the cited disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Description of Permitted Investments and Risk Factors

27.

Comment.       If the Active Fund may invest up to 20% of its net assets in commercial paper, short term fixed income securities, or money market securities, please add corresponding disclosure for the Fund under the heading “Principal Investment Strategies” in the prospectus. In the alternative, please delete or amend accordingly the second sentence under the headings “Commercial Paper” and “Fixed Income Securities” and the last sentence under the heading “Money Market Securities.”

Response.        Corresponding disclosure has been added to the Principal Investment Strategies section in the prospectus. In addition, clarifying language has been added in the SAI to note that the 20% limitation referenced in the Comment relates to purchases of commercial paper, short term fixed income securities, or money market securities for investment purposes. The Active Fund is not limited in its ability to purchase such instruments for the purpose of collateralizing its other investments.

28.	Comment. If the Funds will not invest equity securities as a principal investment strategy, consider removing the “Equity Securities” disclosure from the SAI.

Response.        As noted above in response to Comment 11, the Active Fund may invest in individual securities to the extent it is consistent with their investment objectives and strategies and permitted by their exemptive relief. Accordingly, the referenced disclosure has not been removed.

29.	Comment. Please clarify whether the disclosure under the heading “Investment Companies” is applicable only to the Active Fund.

Response.        The Index Funds have been removed from the Registration Statement.

30.	Comment. Consider deleting the disclosure under “Short Sales” if the Funds will not invest in equity securities.

Response.        The Active Fund may utilize short sales as part of their investment strategies, although the use of short sales will not be a principal investment strategy for any Fund.

Information About The Benchmark Indices

31.

Comment.        Under the sub-heading “Changes to the Benchmark Index Methodology,” please revise the second sentence to state that changes to a Benchmark Index will be publicly disclosed at the Funds’ website prior to implementation.

Amy W. Miller

Securities and Exchange Commission

November 12, 2014

Response.        The Index Funds have been removed from the Registration Statement.

Determination of Net Asset Value

32.	Comment. Please consider removing the reference to “[valuations obtained from] a third-party pricing service” from the second sentence of the second paragraph of this section.

Response.        The requested change has been made. References to the use of pricing services have been moved closer to the discussion of fair valuation.

33.	Comment. Consider revising the disclosure in this section to provide more details regarding the manner in which options contracts are priced.

Response.        The requested change has been made.

Financial Statements

34.	Comment. Please confirm that the offering and organizational costs that are being paid by the Adviser are not subject to future recoupment.

Response.        The Registrant confirms that the offering and organizational costs that are being paid by the Adviser are not subject to future recoupment.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Amy W. Miller

Securities and Exchange Commission

November 12, 2014

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 309-6650.

Sincerely,

/s/ Richard F. Morris

Richard F. Morris

cc: Eric	Ervin
Tom	Trivella